

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 3, 2008

Mr. Ralph Amato
Chief Executive Officer
BoysToys.com, Inc.
5782 Caminito Empresa
La Jolla, California 92037

      Re: BoysToys.com, Inc.
             Form 10-KSB for the Year Ended December 31, 2007
             Form 10-QSB for the period ended March 31, 2008
             File No. 000-28684

Dear Mr. Amato:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief